October 27, 2021	Key Tower 127 Public Square, Suite 2000 Cleveland, OH 44114-1214 T 216.621.0200 F 216.696.0740 www.bakerlaw.com

Suzanne K. Hanselman direct dial: 216.861.7090 SHanselman@bakerlaw.com

Office of Trade and Services and Construction

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Donald Field, Lilyanna Peyser, Suying Li and Doug Jones

Re:	Arhaus, Inc., Registration Statement on Form S-1, Filed October 4, 2021, File No. 333-260015

Ladies and Gentlemen:

On behalf of Arhaus, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) an amended Registration Statement on Form S-1/A (the “Amended Registration Statement”). The Company previously submitted to the Commission on October 4, 2021 a Registration Statement on Form S-1 (the “Registration Statement”). The Amended Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on October 20, 2021 from the staff of the Division of Corporation Finance (the “Staff”) of the Commission, and to reflect certain other changes.

In addition, we are providing the following responses to the comment letter dated October 20, 2021 from the Staff. These responses supplement the responses previously transmitted to the Staff on October 22, 2021 (the “Interim Response Letter”). To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Amended Registration Statement. In addition, a copy of the Amended Registration Statement provided to the Staff has been marked against Registration Statement to show changes for the convenience of the Staff. Capitalized terms used in our responses below that are not otherwise defined have the meanings ascribed to them in the Amended Registration Statement.

Atlanta    Chicago    Cincinnati    Cleveland     Columbus    Costa Mesa    Dallas    Denver    Houston

Los Angeles    New York    Orlando    Philadelphia    San Francisco    Seattle    Washington, DC    Wilmington

October 27, 2021

Registration Statement on Form S-1

Certain Definitions, page i

1.	Here or in another appropriate place, please identify the natural persons who having voting and dispositive control over the Freeman Spogli Funds.

The Company has revised the definition of “Freeman Spogli Funds” on page i of the Amended Registration Statement to identify the natural persons who have voting or dispositive control over the Freeman Spogli Funds.

Basis of Presentation

Key Terms and …Non-GAAP Financial Measures, page iii

2.

Please revise to clarify what “New Showroom contribution” and “New Showroom Revenue” represent. For “New Showroom contribution,” discuss what the measure consists of. For “New Showroom revenue,” discuss how this amount is determined.

As indicated in the Interim Response Letter, the Company has revised its disclosure to remove the metrics “New Showroom contribution” and “New Showroom Revenue” from the Amended Registration Statement.

Also as indicated in the Interim Response Letter, while the Company no longer discloses these New Showroom metrics, the Company has added disclosure on page 11 regarding its decision-making process with respect to New Showroom selection and development and the targeted performance that management seeks when deciding whether or not to open a New Showroom location. The Company believes this insight into how management actually assesses potential New Showroom development is important to investors as they evaluate the Company’s growth prospects.

Demand, page iv

3.

We note your response to comment 3 that asserts “demand” and “merchandise revenue include actual returns as offsets in the applicable period. You revised the definition of “merchandise revenue” on page iii to state this. However, the definition of “demand” on page iv does not state this. Please revise the definition of “demand” accordingly.

As indicated in the Interim Response Letter, the Company has revised the definition of “demand” on page iv of the Amended Registration Statement.

October 27, 2021

4.	Please explain to us and disclose as appropriate how amounts for “demand” and “merchandise revenue” include actual returns as offsets in the applicable period.

As indicated in the Interim Response Letter, the Company has revised its disclosure in the Amended Registration Statement to describe the terms “demand” and “merchandise revenue” in greater detail on pages iii, iv, 80 and 81. For the Staff’s reference, the Company confirms that both metrics are presented net of returns and exchanges recognized in the applicable period in which they occurred.

5.

As disclosed, “demand” is retail sales of merchandise measured at the time the order is placed and “merchandise revenue” is retail sales of merchandise from orders when delivered. Please clarify for us and in your disclosures if the amount for “demand” differs from the amount for “merchandise revenue” other than the point of time each is measured. Also, explain for us and disclose as appropriate how the amount for demand becomes merchandise revenue. If the amount for demand is not the same as the amount for merchandise revenue, tell us and disclose as appropriate the percentage of demand that becomes merchandise revenue.

As indicated in the Interim Response Letter, the Company has revised its disclosures on pages iv and 81 of the Amended Registration Statement in response to the Staff’s comment.

For the Staff’s reference, also as indicated in the Interim Response Letter, demand does not differ from merchandise revenue other than the point in time of measurement. Because demand is measured net of cancellations, all demand becomes merchandise revenue upon delivery. Although there may be circumstances where demand was recognized upon receipt of an order in one period, and a cancellation of the order occurs in the next period and reduces demand in that period, those instances are immaterial for the purposes for which the demand metric is used – namely, to assess growth in comparable demand across periods.

Strong Operating Performance and Momentum, page 3

6.

In the comparisons for the interim and annual periods, for balance please include with equal or greater prominence GAAP “net income as a percent of net revenue” that is comparable to the non-GAAP “adjusted EBITDA as a percent of net revenue” presented.

The Company has revised its disclosure in the Amended Registration Statement to include a comparison of “net income as a percent of net revenue” for the interim and annual periods presented on pages 3, 4, 96 and 97.

October 27, 2021

Prospectus Summary

Recent Developments, page 12

7.

Please delete as inappropriate your statement that your actual results may differ “materially” from the preliminary results that you have provided. In addition, include your analysis of the financial measures, so that investors can understand what they mean (for example, whether the measures are consistent with the trend disclosure in your Management’s Discussion and Analysis section). Finally, please balance the existing disclosure with other disclosure relating to costs or gross margin.

In response to the Staff’s comment, the Company has revised its disclosure on page 12 of the Amended Registration Statement to delete the sentence stating the actual results may differ materially from the preliminary results. The Company has also provided additional analysis on page 13 regarding preliminary results for the third quarter.

Capitalization, page 63

8.

Please revise your capitalization table to only give effect to the Reorganization and Distribution transactions in the pro forma column. Please present a separate pro forma as adjusted column to reflect the pro forma capitalization after giving effect to the offering, including the repayment of your term loan with the offering proceeds.

In response to the Staff’s comment, the Company has revised the capitalization table on page 64 of the Amended Registration Statement to include a pro forma column to give effect to the Reorganization and Distribution transactions and a separate pro forma as adjusted column to reflect the offering, including the repayment of the term loan.

Management’s Discussion and Analysis of Financial Condition and Results of Operations. How We Assess the Performance of Our Business, page 79

9.

In regard to both “New Showroom contribution” and “New Showroom revenue” non-GAAP measures on page 82, you exclude the operating performance for the showrooms that were opened before January 1, 2016 and after December 31, 2018. Please clarify for us and in your disclosure what a new showroom is considered to be and the reasoning for excluding showrooms opened after December 31, 2018 from the new showroom category. Also, explain to us the reason for the gap between the noted dates. Additionally, expand your disclosure to explain how management uses these measures and why you believe they provide useful information to investors regarding your performance pursuant to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

As indicated in the Interim Response Letter and as noted above in response to Comment 2, the Company has removed these measures from the Amended Registration Statement.

October 27, 2021

10.

You state you exclude general and administrative expense in computing “New Showroom Contribution” because they are not directly attributable to a Showroom’s economic performance and include the other indicated costs. However, it appears these expenses are essential to support the operation and development of your showrooms. Please revise your disclosure to explain the limitations on the usefulness of this measure in that it is not indicative of overall results of the company, it does not accrue directly to the benefit of shareholders because of the costs excluded and the excluded costs support the operations of your showrooms.

As indicated in the Interim Response Letter and as noted above in response to Comment 2, the Company has removed these measures from the Amended Registration Statement.

11.

Please explain to us and revise to disclose what “Other Showroom and eCommerce Contribution” represents and how it is determined. Additionally, it appears this is a non- GAAP measure. Accordingly, comply with the requirements of Item 10(e)(1)(i) of Regulation S-K, including reconciliation to the comparable GAAP measure.

As indicated in the Interim Response Letter, the Company has removed the measure “Other Showroom and eCommerce Contribution” from the Amended Registration Statement.

12.	Please explain to us and revise to disclose what “Other Showroom and eCommerce net Revenue” represents and how it is determined.

As indicated in the Interim Response Letter and as noted above in response to Comment 11, the Company has removed this measure from the Amended Registration Statement.

Composition of our Board of Directors, page 114

13.

We note that the company and certain stockholders are party to an investor rights agreement which includes certain provisions regarding the election of directors. Please revise this section to clarify if there are any arrangements or understandings between any director and any other person or persons pursuant to which such director was or is to be selected as a director or director nominee. Refer to Item 401(a) of Regulation S-K.

The Company has revised the disclosure on page 115 of the Amended Registration Statement to clarify that Messrs. Brutocao and Roth have been nominated for election to the board of directors by the Freeman Spogli Funds pursuant to the investors rights agreement.

October 27, 2021

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (216) 861-7090 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Suzanne K. Hanselman
Suzanne K. Hanselman
Partner